EXHIBIT 99.1

Cincinnati Bell Inc. to be Acquired by Brookfield Infrastructure in $2.6 Billion Transaction

BROOKFIELD, NEWS, Dec. 23, 2019 (GLOBE NEWSWIRE) -- Cincinnati Bell Inc. (NYSE:CBB), together with Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN), today announced an agreement through which Brookfield Infrastructure and its institutional partners will acquire Cincinnati Bell in a transaction valued at approximately $2.6 billion, including debt (the “Transaction”).

Pursuant to the agreement, each issued and outstanding share of Cincinnati Bell common stock will be converted into the right to receive $10.50 in cash at closing of the Transaction. The Transaction price of $10.50 per share of Cincinnati Bell common stock represents a 36% premium to the closing per share price of $7.72 on December 20, 2019 and an 84% premium to the 60-day volume weighted average price. The Transaction has received unanimous approval of Cincinnati Bell’s Board of Directors and is subject to customary closing conditions, including Cincinnati Bell shareholder approval and regulatory approval.

Lynn A. Wentworth, Chairman of the Cincinnati Bell Board of Directors, said, “After thoroughly reviewing a range of strategic alternatives and possible business opportunities for maximizing value, the Board determined this transaction was in the best interest of the company, its shareholders, and its customers. The transaction provides clear and immediate value at an attractive premium and represents an exciting new chapter for Cincinnati Bell.”

Leigh Fox, President and Chief Executive Officer of Cincinnati Bell, continued, “The transaction strengthens our financial position, enabling accelerated investment in our strategic products that is not presently available to Cincinnati Bell as a standalone company. This will allow us to drive growth and maximize value over the long term to the benefit of all our stakeholders. With Brookfield Infrastructure’s support, we will be better positioned to deliver next generation, integrated communications for our customers through an expanded fiber network. Brookfield Infrastructure provides strong industry expertise with a proven track record of investment in critical data service and infrastructure. The financial, management, and other resources made available to Cincinnati Bell through the acquisition will enhance our networks and services to the benefit of our customers in Hawaii, Ohio, Kentucky, and Indiana, and across the nation.”

“This investment represents an opportunity for Brookfield Infrastructure to acquire a great franchise and leading fiber network operator in North America,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We are excited to leverage our operating expertise to work with the company’s management team as it completes its industry-leading fiber optic rollout plan. Cincinnati Bell is a great addition to our data infrastructure portfolio and we expect it will contribute strong utility-like cash flows with predictable growth.”

Cincinnati Bell owns and operates the leading data transmission and distribution network in Cincinnati, Ohio and Hawaii, with a footprint of over 1.3 million homes, delivering core fiber broadband, video and voice services to residential and enterprise customers. The business is undergoing an industry-leading transformation to upgrade its network to next generation fiber, which will be critical to support the growing demand for data and the advent of 5G. Thus far, Cincinnati Bell has future-proofed 50% of its network, representing more than 17,000 miles of dense metro and last-mile fiber and has plans to further upgrade its network over the next few years. The ongoing fiber upgrade allows Cincinnati Bell to provide utility-like services for broadband and data, generating stable and growing cash flows.

Brookfield Infrastructure is a leading global company with a long-standing history as an owner and operator of high-quality infrastructure assets. It has a global portfolio of assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe.

The Transaction is expected to close by the end of 2020. It is subject to certain customary closing conditions, including the approval by Cincinnati Bell’s shareholders, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and certain regulatory approvals. Cincinnati Bell will file a current report on Form 8-K with the U.S. Securities and Exchange Commission containing a summary of the terms and conditions of the proposed acquisition as well as a copy of the merger agreement.

Advisors

White & Case LLP is serving as lead legal advisor to Brookfield Infrastructure on this Transaction. Financing will be led by a syndicate of banks including Bank of America, BMO Capital Markets Corp., Citigroup Global Markets Inc., TD Securities and Wells Fargo Securities, LLC.

Morgan Stanley & Co. LLC and Moelis & Company LLC are acting as financial advisors and Cravath, Swaine & Moore LLP, Morgan, Lewis & Blockius LLP, and BosseLaw PLLC are acting as legal advisors to Cincinnati Bell.

Cincinnati Bell Inc. has headquarters in Cincinnati, Ohio. Cincinnati Bell delivers integrated communications solutions to residential and business customers over its fiber-optic and copper networks including high-speed internet, video, voice and data. The Company provides service in areas of Ohio, Kentucky, Indiana and Hawaii. In addition, enterprise customers across the United States and Canada rely on CBTS and OnX, wholly-owned subsidiaries, for efficient, scalable office communications systems and end-to-end IT solutions. For more information, please visit www.cincinnatibell.com. The information on the Company’s website is not incorporated by reference in this press release.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $500 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media – Cincinnati Bell: Josh Pichler Senior Manager, Communications and Media Tel: (513) 565-0310 Email: Josh.Pichler@cinbell.com	Investors – Cincinnati Bell: Josh Duckworth Vice President of Treasury, Corporate Finance and Investor Relations Tel: (513) 397-2292 Email: Joshua.Duckworth@cinbell.com

Media – Brookfield: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors – Brookfield: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cincinnati Bell by Brookfield Infrastructure. In connection with the proposed acquisition, Cincinnati Bell intends to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including Cincinnati Bell’s proxy statement in preliminary and definitive form. Shareholders of Cincinnati Bell are urged to read all relevant documents filed with the SEC, including Cincinnati Bell’s proxy statement when it becomes available, because they will contain important information about the proposed transaction and the parties to the proposed transaction. Investors and shareholders are able to obtain the documents (once available) free of charge at the SEC’s website at www.sec.gov, or free of charge from Cincinnati Bell at www.investor.cincinnatibell.com or by directing a request to Cincinnati Bell’s Investor Relations Department at 1-800-345-6301 or investorrelations@cinbell.com, and Brookfield Infrastructure’s annual reports on Form 20-F, reports on Form 6-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through Brookfield Infrastructure’s website at https://bip.brookfield.com/, in each case, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Participants in the Solicitation

Cincinnati Bell and its directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of Cincinnati Bell in favor of the proposed transaction. Information about Cincinnati Bell’s directors and executive officers is set forth in Cincinnati Bell’s Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 19, 2019, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 22, 2019.  These documents may be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants which may, in some cases, be different than those of Cincinnati Bell’s shareholders generally, will also be included in Cincinnati Bell’s proxy statement relating to the proposed transaction, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain of the statements in this communication contain forward-looking statements regarding future events and results that are subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “predicts,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “will,” “may,” or variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of future financial performance, anticipated growth and trends in businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause actual results to differ materially and adversely from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (i) the risk that the proposed merger with Brookfield Infrastructure may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approval of the proposed merger with Brookfield Infrastructure by Cincinnati Bell’s shareholders; (iii) the possibility that competing offers or acquisition proposals for Cincinnati Bell will be made; (iv) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction, including in circumstances which would require Cincinnati Bell to pay a termination fee or other expenses; (vi) the effect of the announcement or pendency of the transaction on Cincinnati Bell’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (vii) risks related to diverting management’s attention from Cincinnati Bell’s ongoing business operations; (viii) the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability and (ix) for Cincinnati Bell, (A) those discussed in Cincinnati Bell’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and, in particular, the risks discussed under the caption “Risk Factors” in Item 1A, and those discussed in Brookfield Infrastructure’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019 and, in particular, the risks discussed under the caption “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of operations.” (B) those discussed in other documents Cincinnati Bell filed with the Securities and Exchange Commission. Actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither Cincinnati Bell nor Brookfield Infrastructure undertake any, and expressly disclaim any, obligation to revise or update any forward-looking statements for any reason, except as required by applicable law.